FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 10, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Acquires Retail Chain in Russia

February 10, 2009

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has acquired a 100% stake in Narico Holdings Limited (Cyprus), a sole owner of Telefon.Ru, one of the largest retail chains in Russia, from Analog Holdings Limited and Delemont Investments Limited.

MTS has acquired a 100% stake in Telefon.Ru for $60 million, including the payment of approximately $22.4 million for inventory reserves(1). In addition, the transaction includes a provision for a payment of $25 million in 12 to 18 months should the retail chain satisfy certain performance criteria.

Telefon.Ru operates 512 stores in 180 cities in Russia(2) offering handsets and other electronic goods, as well as tariffs and contracts of mobile operators.

“Combining the reach of Telefon.Ru with our existing retail network will enable MTS to more effectively service our clients, provide a more robust product offering to new customer segments and overall bring the MTS brand closer to our population. The profitability leader in the Russian mobile distribution, Telefon.Ru will bring added retail insight and experience to MTS,” remarked Mr. Mikhail Gerchuk, Chief Commercial Officer, MTS.

Added Mr. Mikhail Shamolin, President and CEO, MTS: “Since 2007, we have looked towards the optimization of distribution channels for added growth in our core markets. The current economic environment has provided attractive opportunities to more efficiently extend and control our distribution network. Adding Telefon.Ru, one of the market’s most efficient and profitable retailers, to our network will certainly allow MTS to carry through on our promise of a unique customer experience and added value for shareholders.”

Telefon.Ru’s results will be consolidated in the Company’s financial statements beginning from February 10, 2009.

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For further information, please contact:
Mobile TeleSystems, Moscow
Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

* * *

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 91.33 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks

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(1) According to the Russian Central Bank exchange rate of 35,4146 RUB / USB as of February 1, 2009.

(2) As of January 1, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: February 10, 2009